SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A
(Final Amendment)
(Rule 13e-100)
Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934
(Amendment No. 3)

ATARI, INC.

(Name of the Issuer)
Atari, Inc.
Infogrames Entertainment S.A.
California U.S. Holdings, Inc.
Irata Acquisition Corp.

(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share

(Title of Class of Securities)
04651M204

(CUSIP Number of Class of Securities)
Jim Wilson
President and Chief Executive Officer
Atari, Inc.
417 Fifth Avenue
New York, New York 10016
Telephone: (212) 726-6500
With copies to:

Thomas C. Janson, Esq.	Nilene R. Evans, Esq.
Milbank, Tweed, Hadley & McCloy LLP	Morrison & Foerster LLP
1 Chase Manhattan Plaza	1290 Avenue of the Americas
New York, New York 10005	New York, New York 10104-0050
Telephone: 212-530-5000	Telephone: (212) 468-8000

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)
This statement is filed in connection with (check the appropriate box):
     a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-(c) under the Securities Exchange Act of 1934.
     b. ☐ The filing of a registration statement under the Securities Act of 1933.
     c. ☐ A tender offer.
     d. ☑ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$10,973,006.68	$431.24

*	For purposes of calculating the amount of the filing fee only.

**	The filing fee was determined by adding (a) the product of the 6,525,672 shares of common stock that will be exchanged for cash in the transaction multiplied by the merger consideration of US$1.68 per share, (b) the consideration expected to be paid to the holders of each of the 957,889 shares of common stock options outstanding in which the exercise price per share is less than US$1.68 per share, and (c) the consideration expected to be paid to the holders of each of the 24,999 shares of common stock warrants outstanding in which the exercise price per share is less than US$1.68 per share. The payment of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, was calculated by multiplying the Total Consideration by 0.0000393.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: $431.24
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Parties: Atari, Inc.
Date Filed: June 17, 2008

     This Final Amendment to Schedule 13E-3 (this “Final Amendment”) amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2008, as amended by Amendments No. 1, No. 2 and No. 3 to Schedule 13E-3 by (1) Atari, Inc., a Delaware corporation (the “Company”), the issuer of the common stock, par value $0.10 per share (the “Common Stock”), that is subject to the Rule l3e-3 transaction, (2) Infogrames Entertainment S.A., a French Société Anonyme (“Parent”), (3) California U.S. Holdings, Inc., a California Corporation, a wholly owned subsidiary of Parent, and (4) Irata Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”).
     This Final Amendment is being filed pursuant to Rule 13e-3 as a final amendment to report the results of the Merger (as defined below).
     A special meeting of the stockholders of the Company (the “Special Meeting”) was held on October 8, 2008 to vote on a proposal approving the merger of Merger Sub with and into the Company (the “Merger”), pursuant to the Agreement and Plan of Merger, dated as of April 30, 2008 (the “Merger Agreement”), by and among the Company, Parent, and Merger Sub. The Company’s stockholders approved the Merger with an affirmative vote of approximately 67.2% of the Company’s outstanding Common Stock. On October 8, 2008 following the Special Meeting and the approval of the merger, a Certificate of Merger was filed with the Delaware Secretary of State to effect the Merger. The Certificate of Merger became effective (the “Effective Time”) on October 8, 2008. Pursuant to the Merger, Merger Sub ceased its separate existence and the Company became an indirect wholly owned subsidiary of Parent.
     Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding share of Common Stock (other than shares held in treasury, shares owned by Parent or Merger Sub, and shares held by stockholders who perfect appraisal rights in accordance with Delaware law), was converted into the right to receive $1.68 in cash, without interest and less any applicable withholding taxes.
     The Merger reduces the record number of the Company’s holders of Common Stock to below 300 and, concurrently with the filing of this Final Amendment, the Company is filing a Form 15 with the SEC to terminate the registration of its Common Stock under Section 12(g) of the Securities Act of 1934 (the “Act”) and to suspend its reporting obligations with the SEC under the Act.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 8, 2008	ATARI, INC.

	By:	/s/ Arturo Rodriguez

	Name:	Arturo Rodriguez
	Title:	Vice President, Controller and Acting Chief Financial Officer

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 8, 2008	INFOGRAMES ENTERTAINMENT S.A.

	By:	/s/ David Gardner

	Name:	David Gardner
	Title:	Chief Executive Officer
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 8, 2008	CALIFORNIA U.S. HOLDINGS, INC.

	By:	/s/ David Gardner

	Name:	David Gardner
	Title:	Chief Executive Officer
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 8, 2008	IRATA ACQUISITION CORP.

	By:	/s/ David Gardner

	Name:	David Gardner
	Title:	President